September 20, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director - Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed August 22, 2016
File No. 333-211866

Dear Ms. Hayes:

SIGA Technologies, Inc. (the “Company” or “SIGA”) submits this letter in response to the comment letter (the “Comment Letter”), dated September 7, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1.

For ease of reference, set forth in bold below are the comments to the Amendment No. 1 to Registration Statement, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in an amendment (“Amendment No. 2”) to the Amendment No. 1 to Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter. We have also filed a copy of Amendment No. 2 marked to show changes from the Amendment No. 1 to Registration Statement on Form S-1.

Prospectus Cover Page

1.	We note your revised disclosure in response to our prior comment 1 that the PharmAthene Judgment is due by October 19, 2016 with an extension to November 30 pending before the United States Bankruptcy Court for the Southern District of New York. However, we note that your Form 8-K filed August 19, 2016 indicates that the final order approving the extension was entered by the Bankruptcy Court on August 18, 2016. Please revise your disclosure to include this updated information.

Response:

The Company has revised its disclosure on the prospectus cover page to address the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 1

2.	We note your response to our prior comment 6 and reissue the comment in part. Please revise the third sentence under this heading to remove the disclaimer or, alternatively, revise to indicate that you will update forward-looking statements as required by the federal securities laws.

Response:

The Company has revised its disclosure on page 1 to address the Staff’s comment by indicating that it will update forward-looking statements as required by the federal securities laws.

Expiration of the Rights Offering; Extensions and Amendments, page 34

3.	We note your response to prior comment 17 and your revised disclosure on page 35 concerning the extent of your discretion to amend or modify offering terms. Please revise to clarify that modification to a material offering term, such as the offering price, will require you to return subscription funds consistent with Exchange Act Rule 10b-9.

Response:

The Company has revised its disclosure on pages 8 and 37 to address the Staff’s comment.

Item 16. Exhibits

4.	Please update your exhibit index to include the Amended and Restated Employment Agreement, dated August 1, 2016, between SIGA Technologies, Inc. and Robin E. Abrams and the Amendment of Solicitation/Modification of Contract 0013, dated June 28, 2016, to Agreement, dated May 13, 2011, between the Biomedical Advanced Research and Development Authority of the United States Department of Health and Human Services and SIGA.

Response:

The Company has updated the exhibit index to address the Staff’s comment.

* * *

Lastly, in responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9100 or James Grayer at 212-715-7616.

Very truly yours,

/s/ Daniel J. Luckshire
Daniel J. Luckshire
Executive Vice President and Chief Financial Officer

Cc:	Robin E. Abram
James A. Grayer